SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,703,551 Net interest income 683,687 Loans and accounts receivables from customers and banks, net 39,556,240 Net fee and commission income 206,138 Loans and accounts receivables from customers at fair value, net 367,937 Result from financial operations 100,729 Financial instruments 10,426,801 Total operating income 990,554 Financial derivative contracts 10,900,153 Provision for loan losses (204,252) Other asset ítems 7,176,330 Support expenses (303,556) Total assets 70,131,012 Other results (17,709) Income before tax 465,037 Principal liabilities MCh$ Income tax expense (66,194) Deposits and other demand liabilities 15,253,676 Net income for the period 398,843 Time deposits and other time liabilities 16,485,732 Issued debt and regulatory capital instruments 10,039,874 Attributable to: Financial derivative contracts 11,082,048 Equity holders of the Bank 388,328 Other liabilities ítems 12,318,443 Non-controlling interest 10,515 Total equity 4,951,239 Total liabilities and Equity 70,131,012 Equity attributable to: Equity holders of the Bank 4,793,547 Non-controlling interest 157,692 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of April 30, 2026 The principal balances and results accumulated for the period ending April 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander

**BANCO SANTANDER-CHILE Y AFILIADAS**
**INFORMACIÓN FINANCIERA CONSOLIDADA**

Al 30 de Abril de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2026 (cifras en millones de pesos).

## ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

| Principales rubros del activo | MM$ |
|---|---|
| Efectivo y depósitos en bancos | 1.703.551 |
| Créditos y cuentas por cobrar a clientes y bancos | 39.556.240 |
| Créditos y cuentas por cobrar a clientes a valor razonable | 367.937 |
| Instrumentos financieros | 10.426.801 |
| Contratos de derivados financieros | 10.900.153 |
| Otros rubros del activo | 7.176.330 |
| **Total Activos** | **70.131.012** |

| Principales rubros del pasivo | MM$ |
|---|---|
| Depósitos y otras obligaciones a la vista | 15.253.676 |
| Depósitos y otras captaciones a plazo | 16.485.732 |
| Instrumentos de deuda y capital regulatorio emitidos | 10.039.874 |
| Contratos de derivados financieros | 11.082.048 |
| Otros rubros del pasivo | 12.318.443 |
| Total patrimonio | 4.951.239 |
| **Total Pasivos y Patrimonio** | **70.131.012** |

| Patrimonio atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 4.793.547 |
| Interés no controlador | 157.692 |

## ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

| Resultados operacionales | MM$ |
|---|---|
| Ingresos netos por intereses y reajustes | 683.687 |
| Ingresos netos de comisiones | 206.138 |
| Resultado de operaciones financieras | 100.729 |
| **Total ingresos operacionales** | **990.554** |
| Gasto de pérdidas crediticias | (204.252) |
| Gastos de apoyo | (303.556) |
| Otros resultados | (17.709) |
| **Resultado antes de impuesto** | **465.037** |
| Impuesto a la renta | (66.194) |
| **Utilidad consolidada del periodo** | **398.843** |

| Resultado atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 388.328 |
| Interés no controlador | 10.515 |

**JONATHAN COVARRUBIAS H.**
**Gerente de Contabilidad**

**ANDRES TRAUTMANN B.**
**Gerente General**

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?